SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2014

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form    40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            .

QUARTERLY REPORT

Quarter Ended December 31, 2014

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to the unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards, to “SIC” are to Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.63.04, as published by Federal Reserve Board of Governors on December 31, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

EXHIBIT 99.1:	INDEPENDENT AUDITORS’ REPORT ON REVIEW OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2014		December 31, 2014		March 31, 2014
		Convenience translation into U.S.$ (See Note 2.(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	100		Rs.6,278		Rs.8,451
Other investments	5		356		22,458		25,083
Trade and other receivables			638		40,224		33,037
Inventories	6		461		29,038		23,992
Derivative financial instruments	8		18		1,133		554
Current tax assets			14		901		1,298
Other current assets			185		11,668		11,332

Total current assets		U.S.$	1,772	Rs.	111,700	Rs.	103,747

Non-current assets
Property, plant and equipment	9	U.S.$	760		Rs.47,887		Rs.44,424
Goodwill	10		56		3,538		3,428
Other intangible assets	11		227		14,282		11,269
Investment in equity accounted investees			16		995		806
Other investments – non-current	5		0		11		—
Deferred tax assets			82		5,188		6,054
Other non-current assets			13		798		495

Total non-current assets		U.S.$	1,153	Rs.	72,699	Rs.	66,476

Total assets		U.S.$	2,925	Rs.	184,399	Rs.	170,223

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	196	Rs.	12,333	Rs.	10,503
Derivative financial instruments	8		11		678		305
Current tax liabilities			37		2,334		1,192
Short-term borrowings	12		257		16,172		20,607
Long-term borrowings, current portion	12		112		7,053		3,395
Provisions			54		3,385		2,819
Other current liabilities			262		16,526		15,242

Total current liabilities		U.S.$	928	Rs.	58,481	Rs.	54,063

Non-current liabilities
Long-term borrowings, excluding current portion	12	U.S.$	261	Rs.	16,431	Rs.	20,740
Provisions – non-current			1		57		92
Deferred tax liabilities			40		2,495		2,744
Other non-current liabilities			29		1,828		1,783

Total non-current liabilities		U.S.$	330	Rs.	20,811	Rs.	25,359

Total liabilities		U.S.$	1,258	Rs.	79,292	Rs.	79,422

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	December 31, 2014		December 31, 2014		March 31, 2014
		Convenience translation into U.S.$ (See Note 2.(d))
Equity
Share capital	15	U.S.$	14	Rs.	852	Rs.	851
Equity shares held by controlled trust			—		—		(5)
Share premium			352		22,161		21,553
Share based payment reserve			15		962		1,008
Retained earnings			1,245		78,454		65,051
Other components of equity			42		2,678		2,343

Total equity		U.S.$	1,667	Rs.	105,107	Rs.	90,801

Total liabilities and equity		U.S.$	2,925	Rs.	184,399	Rs.	170,223

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Nine months ended December 31,						Three months ended December 31,
Particulars	Note	2014		2014		2013		2014		2013
		Convenience translation into U.S.$ (See Note 2.(d))
Revenues		U.S.$	1,737	Rs.	109,485	Rs.	97,361	Rs.	38,431	Rs.	35,338
Cost of revenues			719		45,303		41,482		16,079		13,947

Gross profit			1,018		64,182		55,879		22,352		21,391

Selling, general and administrative expenses			516		32,503		28,476		11,151		9,945
Research and development expenses			195		12,304		8,417		4,316		2,979
Other (income)/expense, net	13		(13)		(791)		(1,189)		(341)		(177)

Total operating expenses			698		44,016		35,704		15,126		12,747

Results from operating activities			320		20,166		20,175		7,226		8,644
Finance income			43		2,712		1,169		1,264		330
Finance expense			(13)		(797)		(933)		(251)		(315)

Finance (expense)/income, net	14		30		1,915		236		1,013		15
Share of profit of equity accounted investees, net of tax			2		151		126		47		46

Profit before tax			353		22,232		20,537		8,286		8,705
Tax expense	18		83		5,242		3,841		2,541		2,521

Profit for the period			270		16,990		16,696		5,745		6,184

Attributable to:
Equity holders of the Company			270		16,990		16,699		5,745		6,185
Non-controlling interest			—		—		(3)		—		(1)

Profit for the period		U.S.$	270	Rs.	16,990	Rs.	16,696	Rs.	5,745	Rs.	6,184

Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	1.58	Rs.	99.77	Rs.	98.21	Rs.	33.72	Rs.	36.36
Diluted earnings per share of Rs.5/- each		U.S.$	1.58	Rs.	99.42	Rs.	97.85	Rs.	33.61	Rs.	36.25

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Nine months ended December 31,						Three months ended December 31,
Particulars	2014		2014		2013		2014		2013
	Convenience translation into U.S.$ (See Note 2.(d))
Profit for the period	U.S.$	270	Rs.	16,990	Rs.	16,696	Rs.	5,745	Rs.	6,184
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:		—		—		—		—		—
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$	4	Rs.	283	Rs.	(33)	Rs.	46	Rs.	33
Foreign currency translation adjustments		1		67		705		(87)		(75)
Effective portion of changes in fair value of cash flow hedges, net		1		58		(2,661)		343		1,209
Tax on items that may be reclassified subsequently to profit or loss		(1)		(73)		343		(79)		(367)

Total items that may be reclassified subsequently to profit or loss	U.S.$	5	Rs.	335	Rs.	(1,646)	Rs.	223	Rs.	800

Other comprehensive income/(loss) for the period, net of tax	U.S.$	5	Rs.	335	Rs.	(1,646)	Rs.	223	Rs.	800

Total comprehensive income for the period	U.S.$	275	Rs.	17,325	Rs.	15,050	Rs.	5,968	Rs.	6,984

Attributable to:
Equity holders of the Company		275		17,325		15,049		5,968		6,985
Non-controlling interests		—		—		1		—		(1)

Total comprehensive income for the period	U.S.$	275	Rs.	17,325	Rs.	15,050	Rs.	5,968	Rs.	6,984

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital		Share premium		Fair value reserve
Balance as of April 1, 2014	170,108,868	Rs.	851	Rs.	21,553	Rs.	78
Issue of equity shares on exercise of options	256,971		1		412		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Sale of equity shares held by controlled trust(1)	—		—		196		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.91	—		—		—		192
Foreign currency translation adjustments, net of tax benefit of Rs.17	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.1	—		—		—		—

Balance as of December 31, 2014	170,365,839	Rs.	852	Rs.	22,161	Rs.	270

Convenience translation into U.S.$ (See Note 2.(d))		U.S.$	14	U.S.$	352	U.S.$	4

Balance as of April 1, 2013	169,836,475	Rs.	849	Rs.	21,214	Rs.	52
Issue of equity shares on exercise of options	263,260		1		327		—
Share based payment expense	—		—		—		—
Profit for the period	—		—		—		—
Dividend paid (including corporate dividend tax)	—		—		—		—
Transfer to debenture redemption reserve	—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.10	—		—		—		(23)
Foreign currency translation differences, net of tax expense of Rs.9	—		—		—		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.342	—		—		—		—
Acquisition of non-controlling interests	—		—		—		—

Balance as of December 31, 2013	170,099,735	Rs.	850	Rs.	21,541	Rs.	29

[Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Share based payment reserve		Equity shares held by a controlled trust		Foreign currency translation reserve		Hedging reserve
Balance as of April 1, 2014	Rs.	1,008	Rs.	(5)	Rs.	4,477	Rs.	(1,960)
Issue of equity shares on exercise of options		(411)		—		—		—
Share based payment expense		365		—		—		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Sale of equity shares held by controlled trust(1)		—		5		—		—
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.91		—		—		—		—
Foreign currency translation adjustments, net of tax benefit of Rs.17		—		—		84		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.1		—		—		—		59

Balance as of December 31, 2014	Rs.	962	Rs.	—	Rs.	4,561	Rs.	(1,901)

Convenience translation into U.S.$ (See Note 2.(d))	U.S.$	15	U.S.$	—	U.S.$	72	U.S.$	(30)

Balance as of April 1, 2013	Rs.	911	Rs.	(5)	Rs.	3,928	Rs.	(390)
Issue of equity shares on exercise of options		(327)		—		—		—
Share based payment expense		321		—		—		—
Profit for the period		—		—		—		—
Dividend paid (including corporate dividend tax)		—		—		—		—
Transfer to debenture redemption reserve		—		—		—		—
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.10		—		—		—		—
Foreign currency translation differences, net of tax expense of Rs.9		—		—		693		—
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.342		—		—		—		(2,319)
Acquisition of non-controlling interests		—		—		—		—

Balance as of December 31, 2013	Rs.	905	Rs.	(5)	Rs.	4,621	Rs.	(2,709)

[Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Retained earnings		Debenture redemption reserve		Non-controlling interests		Actuarial gains/ (losses)		Total
Balance as of April 1, 2014	Rs.	65,051	Rs.	—	Rs.	—	Rs.	(252)	Rs.	90,801
Issue of equity shares on exercise of options		—		—		—		—		2
Share based payment expense		—		—		—		—		365
Profit for the period		16,990		—		—		—		16,990
Dividend paid (including corporate dividend tax)		(3,587)		—		—		—		(3,587)
Sale of equity shares held by controlled trust(1)		—		—		—		—		201
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.91		—		—		—		—		192
Foreign currency translation adjustments, net of tax benefit of Rs.17		—		—		—		—		84
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.1		—		—		—		—		59

Balance as of December 31, 2014	Rs.	78,454	Rs.	—	Rs.	—	Rs.	(252)	Rs	105,107

Convenience translation into U.S.$ (See Note 2.(d))	U.S.$	1,245	U.S.$	—	U.S.$	—	U.S.$	(4)	U.S.$	1,667

Balance as of April 1, 2013	Rs.	44,815	Rs.	1,711	Rs.	20	Rs.	(300)	Rs.	72,805
Issue of equity shares on exercise of options		—		—		—		—		1
Share based payment expense		—		—		—		—		321
Profit for the period		16,699		—		(3)		—		16,696
Dividend paid (including corporate dividend tax)		(2,985)		—		—		—		(2,985)
Transfer to debenture redemption reserve		(638)		638		—		—		—
Net change in fair value of available for sale financial instruments, net of tax benefit of Rs.10		—		—		—		—		(23)
Foreign currency translation differences, net of tax expense of Rs.9		—		—		3		—		696
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.342		—		—		—		—		(2,319)
Acquisition of non-controlling interests		(4)		—		(20)		—		(24)

Balance as of December 31, 2013	Rs.	57,887	Rs.	2,349	Rs.	0	Rs.	(300)	Rs.	85,168

(1)

During the nine months ended December 31, 2014, the Company disposed of all of the shares held by its controlled trust for a total consideration of Rs.201. A gain of Rs.196 arising from this transaction is recorded in share premium.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

	For the nine months ended December 31,
	2014		2014		2013
Particulars	Convenience translation into U.S.$ (See Note 2.(d))
Cash flows from/(used in) operating activities:
Profit for the period	U.S.$	270	Rs.	16,990	Rs.	16,696
Adjustments for:
Income tax expense		83		5,242		3,841
Dividend and profit on sale of investments		(7)		(458)		(87)
Depreciation and amortization		93		5,871		5,140
Impairment loss/(reversal of impairment loss) on intangible asset		8		534		(497)
Inventory write-downs		40		2,492		1,233
Allowance for doubtful trade and other receivables		2		136		225
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net		1		41		(58)
Allowance for sales returns		34		2,154		1,547
Share of profit of equity accounted investees		(2)		(151)		(126)
Exchange (gain)/loss, net		4		259		(1,586)
Interest (income)/expense, net		(1)		(72)		144
Share based payment expense		6		365		321
Changes in operating assets and liabilities:
Trade and other receivables		(146)		(9,194)		(242)
Inventories		(121)		(7,630)		(3,492)
Trade and other payables		20		1,255		(3,106)
Other assets and other liabilities		(5)		(290)		(4,716)

Cash generated from operations	U.S.$	278	Rs.	17,544	Rs.	15,237
Income tax paid		(44)		(2,772)		(3,862)

Net cash from operating activities	U.S.$	234	Rs.	14,772	Rs.	11,375

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment	U.S.$	(109)	Rs.	(6,857)	Rs.	(7,998)
Proceeds from sale of property, plant and equipment		2		123		68
Expenditure on other intangible assets		(91)		(5,731)		(547)
Proceeds from sale of other intangible assets		—		—		29
Purchase of other investments		(418)		(26,350)		(13,812)
Proceeds from sale of other investments		473		29,822		21,912
Cash paid for acquisition of business, net of cash acquired		(4)		(276)		—
Interest and dividend received		12		730		391

Net cash from/(used in) investing activities	U.S.$	(135)	Rs.	(8,539)	Rs.	43

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares	U.S.$	0	Rs.	1	Rs.	1
Proceeds from sale of equity shares held by a controlled trust		3		201		—
Repayment of short term borrowings, net		(35)		(2,222)		(2,843)
Proceeds from long term borrowings		—		—		10,100
Repayment of long term borrowings		(29)		(1,809)		(130)
Cash paid for acquisition of non-controlling interests		—		—		(24)
Dividend paid (including corporate dividend tax)		(57)		(3,587)		(2,985)
Interest paid		(13)		(820)		(550)

Net cash from/(used in) financing activities	U.S.$	(131)	Rs.	(8,236)	Rs.	3,569

Net increase/(decrease) in cash and cash equivalents	U.S.$	(32)	Rs.	(2,003)	Rs.	14,987
Effect of exchange rate changes on cash and cash equivalents		(3)		(170)		1,130
Cash and cash equivalents at the beginning of the period (See Note 4)		134		8,451		5,054

Cash and cash equivalents at the end of the period (See Note 4)	U.S.$	100	Rs.	6,278	Rs.	21,171

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (“DRL” or the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Venezuela and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board. They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2014. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on February 16, 2015.

b) Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2014 contained in the Company’s Annual Report on Form 20-F.

c) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and remittance of the sale proceeds to the parent company. The cash flows realized from sales of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been determined to be the local currency of those countries/regions.

d) Convenience translation

The unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the unaudited condensed consolidated interim financial statements as of and for the nine months ended December 31, 2014 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs. 63.04, as published by the Federal Reserve Board of Governors on December 31, 2014. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

e) Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2014.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

f) Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

IFRS 15- Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further, the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The new revenue recognition standard is applicable for annual periods beginning on or after January 1, 2017 with early application permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

Amendments to IAS 16- Property, plant and equipment and IAS 38- Intangible assets

In May 2014, the IASB issued limited-scope amendments to IAS 16, “Property, plant and equipment” and IAS 38, “Intangible assets”, to clarify the use of a revenue-based depreciation or amortization method. With respect to property, plant and equipment, the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. With respect to intangible assets, the amended standard incorporates a rebuttable presumption that an amortization method based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. The amendments are effective for annual periods beginning on or after January 1, 2016 with early application permitted. The Company believes that these amendments will not have any material impact on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company’s reportable operating segments are as follows:

•	Global Generics;

•	Pharmaceutical Services and Active Ingredients (“PSAI”); and

•	Proprietary Products.

Global Generics. This segment consists of finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment includes active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes contract research services and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment includes the discovery and development of new chemical entities and differentiated formulations for subsequent commercialization. The Company’s differentiated formulations portfolio consists of new, synergistic combinations and technologies that improve safety and/or efficacy by modifying pharmacokinetics of existing medicines. This segment also includes the Company’s specialty pharmaceuticals business, which conducts sales and marketing operations for in-licensed and co-developed dermatology products.

Others. This includes the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation through Investigational New Drug (“IND”) filing.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the nine months ended December 31, 2014
Segments	Global Generics		PSAI		Proprietary Products	Others	Total
Segment revenues (1)	Rs.	89,563	Rs.	18,042	Rs. 990	Rs. 890	Rs.	109,485

Gross profit	Rs.	59,089	Rs.	3,996	Rs. 832	Rs. 265	Rs.	64,182
Selling, general and administrative expenses								32,503
Research and development expenses								12,304
Other (income)/expense, net								(791)

Results from operating activities							Rs.	20,166
Finance (expense)/income, net								1,915
Share of profit of equity accounted investees, net of tax								151

Profit before tax							Rs.	22,232
Tax expense								5,242

Profit for the period							Rs.	16,990

(1)	Segment revenue for the nine months ended December 31, 2014 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.5,600.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:

	For the nine months ended December 31, 2013
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	77,846	Rs.	17,333	Rs.	1,222	Rs.	960	Rs.	97,361

Gross profit	Rs.	51,093	Rs.	3,486	Rs.	1,119	Rs.	181	Rs.	55,879
Selling, general and administrative expenses										28,476
Research and development expenses										8,417
Other (income)/expense, net										(1,189)

Results from operating activities									Rs.	20,175
Finance (expense)/income, net										236
Share of profit of equity accounted investees, net of tax										126

Profit before tax									Rs.	20,537
Tax expense										3,841

Profit for the period									Rs.	16,696

(1)	Segment revenue for the nine months ended December 31, 2013 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.3,925.

Information about segments:

	For the three months ended December 31, 2014
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	31,692	Rs.	6,112	Rs.	386	Rs.	241	Rs.	38,431

Gross profit	Rs.	20,881	Rs.	1,050	Rs.	322	Rs.	99	Rs.	22,352
Selling, general and administrative expenses										11,151
Research and development expenses										4,316
Other (income)/expense, net										(341)

Results from operating activities									Rs.	7,226
Finance (expense)/income, net										1,013
Share of profit of equity accounted investees, net of tax										47

Profit before tax									Rs.	8,286
Tax expense										2,541

Profit for the period									Rs.	5,745

(1)	Segment revenue for the three months ended December 31, 2014 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.1,882.

Information about segments:

	For the three months ended December 31, 2013
Segments	Global Generics		PSAI		Proprietary Products		Others		Total
Segment revenues (1)	Rs.	29,396	Rs.	5,062	Rs.	478	Rs.	402	Rs.	35,338

Gross profit	Rs.	20,051	Rs.	795	Rs.	432	Rs.	113	Rs.	21,391
Selling, general and administrative expenses										9,945
Research and development expenses										2,979
Other (income)/expense, net										(177)

Results from operating activities									Rs.	8,644
Finance (expense)/income, net										15
Share of profit of equity accounted investees, net of tax										46

Profit before tax									Rs.	8,705
Tax expense										2,521

Profit for the period									Rs.	6,184

(1)	Segment revenue for the three months ended December 31, 2013 does not include inter-segment revenues from PSAI to Global Generics, which is accounted for at a cost of Rs.1,480.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by geography, based on the location of the customers:

	For the nine months ended December 31,				For the three months ended December 31,
Geography	2014		2013		2014		2013
North America (the United States and Canada)	Rs.	52,144	Rs.	44,756	Rs.	18,705	Rs.	17,698
Russia and other countries of the former Soviet Union		14,425		15,301		4,766		5,296
India		15,746		14,420		5,277		4,858
Europe		12,627		12,002		4,096		3,908
Others		14,543		10,882		5,587		3,578

	Rs.	109,485	Rs.	97,361	Rs.	38,431	Rs.	35,338

Analysis of revenue by geography within Global Generics segment:

The following table shows the distribution of revenues of the Company’s Global Generics segment by geography, based on the location of the customer:

	For the nine months ended December 31,				For the three months ended December 31,
Geography	2014		2013		2014		2013
North America (the United States and Canada)	Rs.	47,568	Rs.	40,338	Rs.	16,819	Rs.	16,223
Russia and other countries of the former Soviet Union		14,425		15,301		4,766		5,296
India		13,126		11,613		4,328		3,913
Europe		4,851		5,196		1,947		1,862
Others		9,593		5,398		3,832		2,102

	Rs.	89,563	Rs.	77,846	Rs.	31,692	Rs.	29,396

Analysis of revenue by geography within PSAI segment:

The following table shows the distribution of revenues of the Company’s PSAI segment by geography, based on the location of the customer:

	For the nine months ended December 31,				For the three months ended December 31,
Geography	2014		2013		2014		2013
North America (the United States and Canada)	Rs.	3,205	Rs.	2,816	Rs.	1,360	Rs.	780
India		2,619		2,808		948		945
Europe		7,285		6,400		2,055		1,949
Others		4,933		5,309		1,749		1,388

	Rs.	18,042	Rs.	17,333	Rs.	6,112	Rs.	5,062

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

4. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	December 31, 2014		March 31, 2014
Cash balances	Rs.	4	Rs.	3
Balances with banks		3,870		4,580
Term deposits with banks (original maturities up to 3 months)		2,404		3,868

Cash and cash equivalents in the statement of financial position		6,278		8,451
Bank overdrafts used for cash management purposes		—		—

Cash and cash equivalents in the statement of cash flow	Rs.	6,278	Rs.	8,451

Cash and cash equivalents included restricted cash of Rs.507 and Rs.343, respectively, as of December 31, 2014 and March 31, 2014, which consisted of:

•	Rs.59 as of December 31, 2014 and Rs.83 as of March 31, 2014, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•	Rs.319 as of December 31, 2014 and Rs.25 as of March 31, 2014, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls;

•

Rs.114 as of December 31, 2014 and Rs.115 as of March 31, 2014, representing amounts deposited as security for a bond executed for an environmental liability relating to the Company’s site in Mirfield, United Kingdom;

•

Rs.0 as of December 31, 2014 and Rs.96 as of March 31, 2014, representing amounts deposited in an escrow account pursuant to a research and collaboration arrangement entered with Um Pharmauji Sdn. Bhd., Malaysia; and

•	Rs.15 as of December 31, 2014 and Rs.24 as of March 31, 2014, representing other restricted cash amounts.

5. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of December 31, 2014 are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	10,761	Rs.	355	Rs.	11,116
Investment in equity securities		3		34		37
Term deposits with banks		11,316		—		11,316

	Rs.	22,080	Rs.	389	Rs.	22,469

Current portion
Investment in units of mutual funds	Rs.	10,761	Rs.	355	Rs.	11,116
Investment in equity securities		3		34		37
Term deposits with banks		11,305		—		11,305

	Rs.	22,069	Rs.	389	Rs.	22,458

Non-current portion
Term deposits with banks	Rs.	11	Rs.	—	Rs.	11

	Rs.	11	Rs.	—	Rs.	11

As of March 31, 2014, all of such investments were current, the details of which are as follows:

	Cost		Gain recognized directly in equity		Fair value
Investment in units of mutual funds	Rs.	10,676	Rs.	86	Rs.	10,762
Investment in equity securities		3		20		23
Term deposits with banks		14,298		—		14,298

	Rs.	24,977	Rs.	106	Rs.	25,083

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6. Inventories

Inventories consist of the following:

	As of
	December 31, 2014		March 31, 2014
Raw materials	Rs.	7,553	Rs.	6,127
Packing materials, stores and spares		2,044		1,626
Work-in-progress		8,069		6,619
Finished goods		11,372		9,620

	Rs.	29,038	Rs.	23,992

The above table includes inventories amounting to Rs.589 and Rs.612 which are carried at fair value less cost to sell, as at December 31, 2014 and March 31, 2014, respectively.

During the three months and nine months ended December 31, 2014, the Company recorded inventory write-downs of Rs.1,185 and Rs.2,492, respectively (as compared to Rs.385 and Rs.1,233 for the three months and nine months ended December 31, 2013, respectively). These adjustments were included in cost of revenues.

Cost of revenues for the three months and nine months ended December 31, 2014 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement amounting to Rs.9,616 and Rs.25,910, respectively (as compared to Rs.7,680 and Rs.23,389 for the three months and nine months ended December 31, 2013, respectively). Cost of revenues for the three months and nine months ended December 31, 2014 includes other expenditures recognized in the income statement amounting to Rs.6,462 and Rs.19,392 respectively (as compared to Rs.6,267 and Rs.18,093 for the three months and nine months ended December 31, 2013, respectively).

7. Hedges of foreign currency risks

The Company is exposed to exchange rate risk which arises from its foreign currency revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros.

The Company uses forward contracts, future contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign currency risk associated with highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is recorded in the income statement as finance costs immediately.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign currency risk associated with highly probable forecasted transactions. Accordingly, the Company applies cash flow hedge accounting to such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company has recorded, as a component of equity, a net gain of Rs.343 and net gain of Rs.58 for the three and nine months ended December 31, 2014, respectively (as compared to a net gain of Rs.1,209 and a net loss of Rs.2,661 for the three and nine months ended December 31, 2013, respectively). The Company also recorded, as part of revenue, a net loss of Rs.66 and a net gain of Rs.62 during the three and nine months ended December 31, 2014, respectively (as compared to a net loss of Rs.345 and Rs.846 during the three and nine months ended December 31, 2013, respectively).

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.1,846 and Rs.1,903 as of December 31, 2014 and March 31, 2014, respectively.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

7. Hedges of foreign currency risks (continued)

Hedges of recognized assets and liabilities

Changes in the fair value of derivative contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these derivative contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net gain of Rs.238 and Rs.1,000 for the three and nine months ended December 31, 2014, respectively (as compared to a net gain of Rs.870 and a net loss of Rs.1,989 for the three and nine months ended December 31, 2013, respectively).

8. Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consists of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Derivative financial instruments

The Company uses forward exchange contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at December 31, 2014 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	4	Rs.	6,278	Rs.	—	Rs.	—	Rs.	—	Rs.	6,278	Rs.	6,278
Other investments	5		11,316		11,153		—		—		22,469		22,469
Trade and other receivables			40,224		—		—		—		40,224		40,224
Derivative financial instruments			—		—		—		1,133		1,133		1,133
Other assets(1)			2,475		—		—		—		2,475		2,475

Total		Rs.	60,293	Rs.	11,153	Rs.	—	Rs.	1,133	Rs.	72,579	Rs.	72,579

Liabilities:
Trade and other payables		Rs.	—	Rs.	—	Rs.	12,333	Rs.	—	Rs.	12,333	Rs.	12,333
Derivative financial instruments			—		—		—		678		678		678
Long-term borrowings	12		—		—		23,516		—		23,516		23,516
Short-term borrowings	12		—		—		16,172		—		16,172		16,172
Other liabilities and provisions(2)			—		—		17,708		—		17,708		17,708

Total		Rs.	—	Rs.	—	Rs.	69,729	Rs.	678	Rs.	70,407	Rs.	70,407

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8. Financial instruments (continued)

The carrying value and fair value of financial instruments by each category as at March 31, 2014 were as follows:

	Note	Loans and receivables		Available for sale		Other financial liabilities		Derivative financial instruments		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	4	Rs.	8,451	Rs.	—	Rs.	—	Rs.	—	Rs.	8,451	Rs.	8,451
Other investments	5		14,298		10,785		—		—		25,083		25,083
Trade and other receivables			33,037		—		—		—		33,037		33,037
Derivative financial instruments			—		—		—		554		554		554
Other assets(1)			1,853		—		—		—		1,853		1,853

Total		Rs.	57,639	Rs.	10,785	Rs.	—	Rs.	554	Rs.	68,978	Rs.	68,978

Liabilities:
Trade and other payables		Rs.	—	Rs.	—	Rs.	10,503	Rs.	—	Rs.	10,503	Rs.	10,503
Derivative financial instruments			—		—		—		305		305		305
Long-term borrowings	12		—		—		24,213		—		24,213		24,213
Short-term borrowings	12		—		—		20,607		—		20,607		20,607
Other liabilities and provisions(2)			—		—		16,463		—		16,463		16,463

Total		Rs.	—	Rs.	—	Rs.	71,786	Rs.	305	Rs.	72,091	Rs.	72,091

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) amounting to Rs.10,892 and Rs.11,273 as of December 31, 2014 and March 31, 2014, respectively, are not included.

(2)

Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) amounting to Rs.6,422 and Rs.4,665 as of December 31, 2014 and March 31, 2014, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	11,116	Rs.	—	Rs.	—	Rs.	11,116
Available for sale - Financial asset - Investment in equity securities		37		—		—		37
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		455		—		455

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

Particulars	Level 1		Level 2		Level 3		Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.	10,762	Rs.	—	Rs.	—	Rs.	10,762
Available for sale - Financial asset - Investment in equity securities		23		—		—		23
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		—		249		—		249

(1)

The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations.

The models incorporate various inputs, including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at December 31, 2014 and March 31, 2014, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9. Property, plant and equipment

Acquisitions and disposals

During the nine months ended December 31, 2014, the Company acquired assets at an aggregate cost of Rs.7,835 (as compared to a cost of Rs.8,707 and Rs.11,022 for the nine months ended December 31, 2013 and the year ended March 31, 2014, respectively).

Assets with a net book value of Rs.163 were disposed of during the nine months ended December 31, 2014 (as compared to Rs.39 and Rs.235 for the nine months ended December 31, 2013 and the year ended March 31, 2014, respectively), resulting in a net loss on disposal of Rs.41 during the nine months ended December 31, 2014 (as compared to net gain of Rs.29 and Rs.24 for the nine months ended December 31, 2013 and the year ended March 31, 2014, respectively).

Depreciation expense for the three months and nine months ended December 31, 2014 was Rs.1,462 and Rs.4,189 respectively (as compared to Rs.1,208 and Rs.3,496 for the three months and nine months ended December 31, 2013, respectively).

Capital commitments

As of December 31, 2014 and March 31, 2014, the Company was committed to spend approximately Rs.4,299 and Rs.2,920, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

10. Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill during the nine months ended December 31, 2014 and 2013 and the year ended March 31, 2014:

	Nine months ended December 31, 2014		Nine months ended December 31, 2013		Year ended March 31, 2014
Opening balance(1)	Rs.	3,428	Rs.	3,193	Rs.	3,193
Goodwill arising on business combination(2)		203		—		—
Effect of translation adjustments		(93)		280		235

Closing balance(1)	Rs.	3,538	Rs.	3,473	Rs.	3,428

(1)	This does not include goodwill arising upon investment in associates of Rs.181, which is included in the carrying value of the investment in the equity accounted investees.
(2)

Represents excess of consideration paid over the fair value of the net assets acquired from Cherokee Pharma LLC during the nine months ended December 31, 2014. Total purchase consideration was Rs.292 and the fair value of the net assets acquired was Rs.89. The amount of goodwill is primarily attributable to the acquired workforce and expected synergies. The acquisition was not material to the Company and, accordingly, no further disclosures have been made in the consolidated financial statements of the Company.

11. Intangible assets

During the three months and nine months ended December 31, 2014, the Company acquired intangible assets at an aggregate cost of Rs.5,314 and Rs.5,606, respectively (as compared to a cost of Rs.465 and Rs.752 for the three months and nine months ended December 31, 2013, respectively and Rs.743 for the year ended March 31, 2014), including assets acquired through business combinations of Rs.0 and Rs.56 for the three and nine months ended December 31, 2014, respectively (as compared to a cost of Rs.0 for the three and nine months ended December 31, 2013 and Rs.0 for the year ended March 31, 2014).

Intangible assets acquired during the three months and nine months ended December 31, 2014 includes the acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand and related U.S. marketing rights. Refer to Note 22 of these unaudited condensed consolidated interim financial statements for further details on this acquisition.

Amortization expenses for the three months and nine months ended December 31, 2014 were Rs.579 and Rs.1,682, respectively (as compared to amortization expenses of Rs.586 and Rs.1,644 for the three months and nine months ended December 31, 2013, respectively).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11. Intangible assets (continued)

Impairment losses for the three months ended December 31, 2014

For the three months ended December 31, 2014, the Company recorded impairment losses of Rs.534 in the unaudited condensed consolidated interim income statement, primarily relating to the following:

Customer related intangibles

OctoPlus N.V., a wholly owned subsidiary of the Company, is engaged in the Company’s internal drug development projects as well as providing pharmaceutical development services to external customers.

During the three months ended December 31, 2014, the Company decided to significantly increase the utilization of OctoPlus N.V.’s technical know-how, its time and effort on internal drug development projects and scale-down its external pharmaceutical development services. Consequent to such decision, the Company reassessed the recoverable amounts of associated customer related intangibles and determined that the carrying amount of such customer related intangibles was higher than their recoverable amount. Accordingly, an amount of Rs.249 was recorded as an impairment loss for the three months ended December 31, 2014 under “Selling, general and administrative expenses” in the Company’s unaudited condensed consolidated interim income statement. The above impairment loss relates to the Company’s PSAI segment. As at December 31, 2014, the carrying amount of such customer related intangibles after impairment loss was Rs.0.

Product related intangibles

Based on the performance of and expected cash flows from some of the Company’s product related intangibles pertaining to its Global Generics segment, the Company reassessed the recoverable amounts of such product related intangibles and determined that the carrying amount of such product-related intangibles was higher than their recoverable amount. Accordingly, an amount of Rs.201 was recorded as an impairment loss during the three months ended December 31, 2014 under “Selling, general and administrative expenses” in the Company’s unaudited condensed consolidated interim income statement. As at December 31, 2014, the carrying amount of such product related intangibles after impairment loss was Rs.0.

Reversal of impairment losses for the three months ended December 31, 2013

Consequent to the increase in expected cash flows of some of the products forming part of the product related intangibles pertaining to the Company’s Global Generics segment, the Company, following the guidance under IAS 36 “Impairment of assets”, estimated the recoverable amount of such intangible asset and assessed that the impairment loss recorded in an earlier period should be reversed. Accordingly, an amount of Rs.497 was reversed during the three months ended December 31, 2013. The expected cash flows increased primarily due to various market dynamics, such as reduced competition and favorable pricing position.

The above reversal of impairment losses relate to the Company’s Global Generics segment. The pre-tax cash flows have been discounted based on a pre-tax discount rate of 5.68%. As at December 31, 2013, the carrying amount of such product related intangibles after reversal of impairment loss was Rs.1,424.

12. Borrowings

Short term borrowings

The Company had short term borrowings of Rs.16,172 as of December 31, 2014, as compared to Rs.20,607 as of March 31, 2014. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by its subsidiaries in Switzerland and Germany.

Short term borrowings consist of the following:

	As of
	December 31, 2014		March 31, 2014
Packing credit borrowings	Rs.	10,733	Rs.	17,630
Other foreign currency borrowings		5,439		2,977

	Rs.	16,172	Rs.	20,607

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12. Borrowings (continued)

Short-term borrowings(continued)

An interest rate profile of short term borrowings from banks is given below:

As at
	December 31, 2014		March 31, 2014
	Currency	Interest Rate	Currency	Interest Rate
Packing credit borrowings	USD	LIBOR + 25 to 40 bps	USD	LIBOR + 25 to 85 bps
	EURO	LIBOR + 20 bps	EURO	LIBOR + 20 bps
	RUB	7.75% to 9.80%	RUB	7.20% to 7.75%
			RUB INR	Mosprime + 60 bps 9.50% to 10%
Other short term borrowings	EURO	LIBOR + 90 bps	EURO	LIBOR + 90 bps

Long-term borrowings

Long-term borrowings consist of the following:

	As at
	December 31, 2014		March 31, 2014
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	12,103	Rs.	13,103
Foreign currency borrowing by the parent company		9,455		8,987
Foreign currency borrowing by the Company’s U.K. subsidiary		983		998
Obligations under finance leases		943		1,047

	Rs.	23,484	Rs.	24,135

Current portion
Foreign currency borrowing by the Company’s Swiss subsidiary		Rs.6,934		Rs.3,295
Obligations under finance leases		119		100

	Rs.	7,053	Rs.	3,395

Non-current portion
Foreign currency borrowing by the Company’s Swiss subsidiary	Rs.	5,169	Rs.	9,808
Foreign currency borrowing by the parent company		9,455		8,987
Foreign currency borrowing by the Company’s U.K. subsidiary		983		998
Obligations under finance leases		824		947

	Rs.	16,431	Rs.	20,740

In the above table, the term “Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA and the term “U.K. Subsidiary” refers to Dr. Reddy’s Laboratories (EU) Limited.

Long-term borrowing of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed the sum of U.S.$220. The Swiss Subsidiary is required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company has guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

As part of this arrangement, the Company incurred an amount of U.S.$3.73 in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they are being amortized over the term of the loan using the effective interest method.

During the three months ended December 31, 2014, the Swiss subsidiary repaid the first installment of U.S.$27.5 due under the loan agreement.

The loan agreement imposes various financial covenants on both the parent company and the Swiss Subsidiary. As of December 31, 2014, the Company was in compliance with such financial covenants.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12. Borrowings (continued)

Long-term borrowings(continued)

Long-term borrowing of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The term of the loan is for sixty-six months starting from August 12, 2013. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month after August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of December 31, 2014, the Company was in compliance with such financial covenants.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at
	December 31, 2014		March 31, 2014
	Currency	Interest Rate	Currency	Interest Rate
Foreign currency borrowings	USD GBP	LIBOR+100 to 179 bps LIBOR+130 bps	USD GBP	LIBOR+100 to 179 bps LIBOR+130 bps

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.22,346 and Rs.14,596 as of December 31, 2014 and March 31, 2014, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The carrying value of such non-derivative financial liabilities as of December 31, 2014 and March 31, 2014 was Rs.12,134 and Rs.13,181, respectively.

13. Other (income)/expense, net

	Nine months ended December 31,				Three months ended December 31,
	2014		2013		2014		2013
Loss/(profit) on sale/disposal of property, plant and equipment and intangibles, net	Rs.	41	Rs.	(58)	Rs.	1	Rs.	(31)
Sale of spent chemical		(434)		(333)		(139)		(103)
Miscellaneous income(1)		(398)		(798)		(203)		(43)

	Rs.	(791)	Rs.	(1,189)	Rs.	(341)	Rs.	(177)

(1)	Miscellaneous income, for the nine months ended December 31, 2013, includes Rs.431 from the resolution of litigation associated with the sale of one of the Company’s generic products in North America.

14. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	Nine months ended December 31,				Three months ended December 31,
	2014		2013		2014		2013
Interest income		Rs.869		Rs.789		Rs.387		Rs.230
Dividend and profit on sale of other investments		458		87		211		37
Foreign exchange gain, net		1,385		293		666		63
Interest expense		(797)		(933)		(251)		(315)

	Rs.	1,915	Rs.	236	Rs.	1,013	Rs.	15

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

15. Share capital and share premium

During the nine months ended December 31, 2014 and 2013, 256,971 and 263,260 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. During the nine months ended December 31, 2014, an aggregate of 254,471 options having an exercise price of Rs.5 (based upon the par value of the underlying shares) and 2,500 options having an exercise price of Rs.448 (based upon the grant-date fair market value of the underlying shares) were exercised. During the nine months ended December 31, 2013, each of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares.The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity.

16. Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

The terms and conditions of the grants made during the nine months ended December 31, 2014 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan	230,840	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	45,796	Rs.5.00	1 to 4 years	5 years

The above grants were made on July 14, 2014, June 15, 2014 and May 25, 2014.

The terms and conditions of the grants made during the nine months ended December 31, 2013 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life
DRL 2002 Plan	258,870	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	44,240	Rs.5.00	1 to 4 years	5 years

The above grants were made on May 13, 2013.

The weighted average inputs used in computing the fair value of such grants were as follows:

	Grants made on
	July 14, 2014		June 15, 2014		May 25, 2014		May 13, 2013
Expected volatility		23.20%		23.15%		22.52%		20.50%
Exercise price	Rs.	5.00	Rs.	5.00	Rs.	5.00	Rs.	5.00
Option life		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		8.55%		8.38%		8.50%		7.43%
Expected dividends		0.67%		0.74%		0.78%		0.72%
Grant date share price	Rs.	2,695.00	Rs.	2,445.15	Rs.	2,308.70	Rs.	2,077.30

In addition to the above, during the nine months ended December 31, 2014, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, the vesting of stock options is conditional upon achievement of various performance targets over the three year period ending on March 31, 2017. Performance targets are measured each year against pre-defined interim targets and eligible employees are granted stock options upon meeting such targets. The stock options so granted are ultimately vested with the employees who meet subsequent service vesting conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16. Employee stock incentive plans (continued)

Share-based payment expense

For the three months and nine months ended December 31, 2014, the Company recorded employee share based payment expense of Rs.135 and Rs.365, respectively (as compared to Rs.117 and Rs.321 for the three months and nine months ended December 31, 2013, respectively). As of December 31, 2014, there was approximately Rs.691 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.69 years.

17. Employee benefit plans

Gratuity benefits

In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit plan (the “Gratuity Plan”) covering certain categories of employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment. The amount of payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

For the three months and nine months ended December 31, 2014, the net periodic benefit cost was Rs.45 and Rs.134, respectively (as compared to Rs.36 and Rs.107 for the three months and nine months ended December 31, 2013, respectively).

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this benefit was Rs.555 and Rs.463 as at December 31, 2014 and March 31, 2014, respectively.

18. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rates for the nine months ended December 31, 2014 and 2013 were 23.6% and 18.7%, respectively. The effective tax rate for the nine months ended December 31, 2013 was lower as compared to the nine months ended December 31, 2014 primarily as a result of a favorable order from the Income Tax Appellate Tribunal, Hyderabad on a previously litigated tax matter.

The Company’s consolidated weighted average tax rates for the three months ended December 31, 2014 and 2013 were 30.7% and 29.0% respectively. The effective tax rate for the three months ended December 31, 2014 was higher as compared to the three months ended December 31, 2013 primarily on account of a higher proportion of the Company’s profits being taxed in jurisdictions with higher tax rates.

Income tax expenses were Rs.2,541 and Rs.5,242 for the three and nine months ended December 31, 2014, respectively, as compared to Rs.2,521 and Rs.3,841 for the three and nine months ended December 31, 2013, respectively.

Total tax expense recognized directly in the equity amounted to Rs.79 and Rs.73 for the three and nine months ended December 31, 2014, respectively, as compared to a tax expense of Rs.367 and a tax benefit of Rs.343 for the three and nine months ended December 31, 2013, respectively. Such tax expenses/benefits were primarily due to tax effects on the changes in fair value of available for sale financial instruments and the foreign exchange gain/loss on cash flow hedges. Refer to Note 7 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences towards services availed for research and development;

•	Ecologic Chemicals Limited for purchases and sales of active pharmaceutical ingredients and other assets; and

•	Stamlo Hotels Private Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	Nine months ended December 31,				Three months ended December 31,
	2014		2013		2014		2013
Services availed for research and development	Rs.	73	Rs.	115	Rs.	22	Rs.	49
Contribution towards social development		176		104		65		35
Hotel expenses paid		31		23		11		15
Lease rental paid under cancellable operating leases to key management personnel and their relatives		27		27		8		9
Purchases of raw materials		5		96		—		9
Purchases of assets from significant interest entities(1)		—		1,264		—		—
Sales of raw materials		—		49		—		—
Sales of assets to significant interest entities		—		14		—		14

(1)	Towards assets acquired from Ecologic Chemicals Limited.

The Company had the following amounts due from related parties:

	As at
	December 31, 2014	March 31, 2014
Key management personnel (towards rent deposits)	8	8

The Company had the following amounts due to related parties:

	As at
	December 31, 2014		March 31, 2014
Due to related parties	Rs.	—	Rs.	1

The following table describes the components of compensation paid or payable to key management personnel:

	Nine months ended December 31,				Three months ended December 31,
	2014		2013		2014		2013
Salaries and other benefits	Rs.	235	Rs.	204	Rs.	80	Rs.	67
Contributions to defined contribution plans		12		11		4		4
Commission to directors		240		165		80		55
Share-based payments expense		51		46		17		18

Total	Rs.	538	Rs.	426	Rs.	181	Rs.	144

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Related parties (continued)

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

20. Disclosure of Expense by Nature

The following table shows supplemental information related to certain “nature of expense” items for the nine months ended December 31, 2014 and 2013, respectively.

	Nine months ended December 31, 2014
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	7,166	Rs.	11,553	Rs.	2,954	Rs.	21,673
Depreciation and amortization		3,015		2,179		677		5,871

	Nine months ended December 31, 2013
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	6,148	Rs.	10,036	Rs.	1,937	Rs.	18,121
Depreciation and amortization		2,780		2,074		286		5,140

The following table shows supplemental information related to certain “nature of expense” items for the three months ended December 31, 2014 and 2013, respectively.

	Three months ended December 31, 2014
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	2,334	Rs.	3,782	Rs.	1,081	Rs.	7,197
Depreciation and amortization		1,046		732		263		2,041

	Three months ended December 31, 2013
Particulars	Cost of revenues		Selling, general and administrative expenses		Research and development expenses		Total
Employee benefits	Rs.	2,081	Rs.	3,657	Rs.	808	Rs.	6,546
Depreciation and amortization		960		736		98		1,794

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that possibility of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition, which is currently pending.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company has added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it is necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO, which is currently pending. During January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field.

Based on its best estimate, the Company has recorded a provision for the potential liability related to the allegedly overcharged amount including interest thereon, and believes that possibility of any liability that may arise on account of penalties pursuant to this litigation is not probable. In the event the Company is unsuccessful in this litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and including penalties, if any, which amounts are not readily ascertainable.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Contingencies (continued)

Product and patent related matters (continued)

Nexium United States litigations

Five federal antitrust class action lawsuits have been brought on behalf of direct purchasers of Nexium, and ten federal class action lawsuits have been brought under both state and federal law on behalf of end-payors of Nexium. These actions have been filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions have been consolidated in the United States District Court for the District of Massachusetts.

The complaints allege that, beginning in 2005, AstraZeneca sued various generic manufacturers, including the Company, for infringement with respect to patents purporting to cover AstraZeneca’s branded drug, Nexium.

Plaintiffs allege that AstraZeneca’s settlement agreements with these various generic manufacturers, including the Company, violated federal and state antitrust laws, as well as state unfair competition laws. The complaints seek unspecified damages for class members as a result of an alleged delay in the entry of generic versions of Nexium.

The Company believes that each of these complaints lacks merit and that the Company’s conduct complied with all applicable laws and regulations. All of the defendants, including the Company, filed motions to dismiss the complaints, which motions were denied in April 2013. The defendants also filed motions for summary judgment. Arguments regarding these motions were heard on January 21, 2014.

On February 12, 2014, the Court issued an order granting the Company’s motion in part, finding that the plaintiffs have failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included a large and unjustified reverse payment. On October 20, 2014, the Company reached a settlement with a majority of the plaintiffs, subject to the Court’s approval. Under the terms of the settlement, the Company will not make any payment to the plaintiffs. On January 28, 2015, the Court granted the Company’s consent motion for approval of the settlement agreements.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

Reclast and Zometa United States litigation

In January 2013, Novartis AG (“Novartis”) brought patent infringement actions against the Company and a number of other generic companies in the United States District Court for the District of New Jersey. Novartis asserted that the Company’s ANDA for Reclast® would infringe Novartis’ U.S. Patent No. 8,052,987 and that the Company’s ANDA for Zometa® would infringe Novartis’ U.S. Patent No. 8,324,189. In February 2013, Novartis sought a temporary restraining order and a preliminary injunction prohibiting the Company and the other generic defendants from launching their generic Reclast® and Zometa® products. On March 1, 2013, the Court denied Novartis’ motion for a temporary restraining order.

Later in March 2013, the Company launched its generic version of Novartis’ Zometa® Injection (zoledronic acid, 4 mg/5mL product) and in April 2013, the Company launched its generic version of Novartis’ Reclast® Injection (zoledronic acid, 5 mg/100mL product). After the Company launched its products, Novartis withdrew its application for a preliminary injunction. The Company believes that the asserted patents are either invalid or not infringed by the Company’s products. The Court has construed the patent claims and the case is currently in progress at a fact discovery stage. No provision is made in the Company’s unaudited condensed consolidated interim financial statements as of December 31, 2014. If Novartis is ultimately successful in its patent infringement case, the Company could be required to pay damages related to the sale of its generic Reclast® and Zometa® products.

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (“CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company has violated the Consumer Product Safety Act (“CPSA”) and the Poison Prevention Packaging Act (“PPPA”) and intends to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations. Simultaneously, the Department of Justice (the “DOJ”) is also currently investigating a complaint related to these issues under the Federal False Claims Act. A meeting with the DOJ occurred on August 20, 2014 and the Company has provided some additional clarifying information to the DOJ subsequent to that meeting.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Contingencies (continued)

Product and patent related matters (continued)

At this stage of the proceedings, the Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision is made in the Company’s unaudited condensed consolidated interim financial statements as of December 31, 2014. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the possibility of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT.

Water pollution and air pollution

During the three months ended December 31, 2011, the Company, along-with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (“APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee (similar to a letter of credit) to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Contingencies (continued)

Indirect taxes related matters

Assessable value of products supplied by a vendor to the Company

During the year ended March 31, 2003, the Central Excise Authorities of India (the “Central Excise Authorities”) issued a demand notice to a vendor of the Company regarding the assessable value of products supplied by this vendor to the Company. The Company has been named as a co-defendant in this demand notice. The Central Excise Authorities demanded payment of Rs.176 from the vendor, including penalties of Rs.90. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.70 against the Company. During the year ended March 31, 2005, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.226 from the vendor, including a penalty of Rs.51. Through the same notice, the Central Excise Authorities issued a penalty claim of Rs.7 against the Company. Furthermore, during the year ended March 31, 2006, the Central Excise Authorities issued an additional notice to this vendor demanding Rs.34. The Company filed appeals against these notices with the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”). In October 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demand notices. In July 2007, the Central Excise Authorities appealed against CESTAT’s order in the Supreme Court of India, New Delhi. The matter is pending in the Supreme Court of India, New Delhi.

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Present position
March 2008 to September 2009	Rs.102 plus 100% penalty and interest thereon	The Company has filed an appeal before the CESTAT.

October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon	The Company has filed an appeal before the CESTAT.

April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable.

Value Added Tax (“VAT”) matter

The Company received various show cause notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notices and the consequential actions on and status of the same.

Period covered under the notice	Amount demanded	Present position

April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.

April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.

April 2011 to March 2013	Rs.86 plus 10% penalty	The Company has filed an appeal before the Appellate Deputy Commissioner.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

21. Contingencies (continued)

Indirect taxes related matters (continued)

The Company believes that the possibility of any liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

After taking into account all of the available information and legal provisions, the Company has recorded an amount of Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of December 31, 2014, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in the Company’s unaudited condensed consolidated interim financial statements as of December 31, 2014.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.606. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision is made in the Company’s unaudited condensed consolidated interim financial statements as of December 31, 2014.

Other

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

22. Agreement with Novartis Consumer Health Inc.

On October 18, 2014, the Company, through its wholly owned subsidiary Dr. Reddy’s Laboratories SA, entered into an asset purchase agreement with Novartis Consumer Health Inc. to acquire the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and to market the product in the United States.

After obtaining the necessary approvals from the U.S. Federal Trade Commission, the Company completed the acquisition of Habitrol® on December 17, 2014. The total purchase consideration was Rs.5,097 (U.S.$80).

The transaction has been recorded as an acquisition of a product related intangible asset with a useful life of 8 years. The carrying amount of the asset as at December 31, 2014 was Rs.5,070.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23. Subsequent events

On January 18, 2015, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly owned subsidiary of the Company, entered into a Collaboration, License and Option Agreement (the “Collaboration Agreement”) with Curis, Inc. (“Curis”) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug (“IND”) enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

As a partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene approximately 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction and approximately 16.6% of its outstanding common stock immediately after the transaction. The shares issued to Aurigene are subject to a lock-up agreement until January 18, 2017, with the shares being released from such lock-up in 25% increments on each of July 18, 2015, January 18, 2016, July 18, 2016 and January 18, 2017, subject to acceleration of release of all the shares in connection with a change of control of Curis. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated January 18, 2015 which provides for certain registration rights with respect to resales of the shares.

Aurigene is also entitled to development and commercial milestone payments as follows:

•	for the first two programs: up to $52.5 per program, including $42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any;

•	for the third and fourth programs: up to $50 per program, including $42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any; and

•	for any program thereafter: up to $140.5 per program, including $87.5 in approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any.

In addition, Curis has agreed to pay Aurigene royalties, ranging between high single digits to 10%, on its net sales in territories where it commercializes products. Furthermore, Aurigene is entitled to receive a share of Curis’ revenues from sublicenses, which share varies based upon specified factors such as the sublicensed territory, whether the sublicense revenue is royalty based or non-royalty based and, in some cases, the stage of the applicable molecule and product at the time the sublicense is granted.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statements and notes, and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2014 and September 30, 2014, all of which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended December 31, 2014 compared to the three months ended December 31, 2013

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Three months ended December 31,
	2014			2013
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	38,431	100.0%	Rs.	35,338	100.0%	9%
Gross profit		22,352	58.2%		21,391	60.5%	4%
Selling, general and administrative expenses		11,151	29.0%		9,945	28.1%	12%
Research and development expenses		4,316	11.2%		2,979	8.4%	45%
Other (income)/expense, net		(341)	-0.9%		(177)	-0.5%	93%
Results from operating activities		7,226	18.8%		8,644	24.5%	-16%
Finance (expense)/income, net		1,013	2.6%		15	0.0%
Share of profit of equity accounted investees, net of tax		47	0.1%		46	0.1%	1%
Profit before tax		8,286	21.6%		8,705	24.6%	-5%
Tax expense		2,541	6.6%		2,521	7.1%	1%
Profit for the period	Rs.	5,745	15.0%	Rs.	6,184	17.5%	-7%

Revenues

Our overall consolidated revenues were Rs.38,431 million during the three months ended December 31, 2014, an increase of 9% as compared to Rs.35,338 million during the three months ended December 31, 2013.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Three months ended December 31,
	2014			2013
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	31,692	82%	Rs.	29,396	83%	8%
Pharmaceutical Services and Active Ingredients		6,112	16%		5,062	14%	21%
Proprietary Products		386	1%		478	2%	-19%
Others		241	1%		402	1%	-40%

Total	Rs.	38,431	100%	Rs.	35,338	100%	9%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.31,692 million during the three months ended December 31, 2014, an increase of 8% as compared to Rs.29,396 million during the three months ended December 31, 2013.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 7% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 15% resulting from a net increase in the sales volumes of existing products in this segment; and

•	a decrease of approximately 14% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.16,819 million during the three months ended December 31, 2014, an increase of 4% as compared to the three months ended December 31, 2013. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 4% in the three months ended December 31, 2014 as compared to the three months ended December 31, 2013.

This revenue growth was largely attributable to the following:

•	revenues from new products launched between January 1, 2014 and December 31, 2014, such as valganciclovir, sirolimus, amlodipine + atorvastatin, and sumatriptan injector;

•	a gain in market share of certain of our existing products, such as divlaproex sodium ER, azacitidine, ziprasidone, and metoprolol ER; and

•	partially offset by lower realization from certain of our existing products.

The following table sets forth products that we launched in the United States during the three months ended December 31, 2014:

Product	Innovator’s Brand	Innovator
sirolimus	Rapamune®	Pfizer
docetaxel	Taxotere®	Sanofi
fexo D12	Allegra D12®	Sanofi
fluconazole	Diflucan®	Pfizer
valganciclovir	Valcyte®	Roche

Further, during December 2014, we acquired from Novartis Consumer Health Inc. the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights, and we began marketing the product in the United States.

During the three months ended December 31, 2014, we made 2 new ANDA filings, and as of December 31, 2014 our cumulative ANDA filings were 220. As of December 31, 2014, we had 68 ANDAs pending approval at the U.S. FDA, of which 43 are Paragraph IV filings, and we believe we are the first to file with respect to 13 of these filings.

India: Our Global Generics segment’s revenues from India during the three months ended December 31, 2014 were Rs.4,328 million, an increase of 11% as compared to the three months ended December 31, 2013. This growth was largely attributable to the revenues from new brands launched between January 1, 2014 and December 31, 2014 in India and an increase in sales prices of our existing major brands. According to IMS Health in its Moving Quarterly Total report for the three months ended December 31, 2014, our secondary sales in India grew by 14.1% during such period, as compared to the India pharmaceutical market’s growth of 11% during such period. During the three months ended December 31, 2014, we launched new 4 brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the three months ended December 31, 2014 were Rs.8,598 million, an increase of 16% as compared to the three months ended December 31, 2013.

Russia: Our Global Generics segment’s revenues from Russia during the three months ended December 31, 2014 were Rs.3,958 million, a decrease of 9% as compared to the three months ended December 31, 2013. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 27% during the three months ended December 31, 2014 as compared to the three months ended December 31, 2013. Our over-the-counter (“OTC”) division’s revenues from Russia during the three months ended December 31, 2014 were 36% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding initiatives.

According to IMS Health, as per its report for the three months ended December 31, 2014, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the three months ended December 31, 2014 was as follows:

	Three months ended December 31, 2014
	Dr. Reddy’s		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	5.14%	-6.55%	15.21%	1.67%
Over-the-counter (OTC)	11.78%	2.47%	15.51%	0.75%
Total (Rx + OTC)	7.36%	-4.54%	15.37%	1.00%

As per the above referenced IMS Health report, our volume market share during the three months ended December 31, 2014 and during the three months ended December 31, 2013 was as follows:

	Three months ended December 31,
	2014	2013
Prescription (Rx)	4.44%	4.83%
Over-the-counter (OTC)	0.54%	0.53%
Total (Rx + OTC)	1.62%	1.72%

Other countries of the former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.809 million during the three months ended December 31, 2014, a decrease of 16% as compared to the three months ended December 31, 2013. This decrease was primarily on account of the impact of devaluation of the Ukrainian Hryvnia and a decrease in revenues from certain existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.3,832 million during the three months ended December 31, 2014, an increase of 82% as compared to the three months ended December 31, 2013. The growth was primarily attributable to our revenue growth in Venezuela.

Europe: Our Global Generics segment’s revenues from Europe were Rs.1,947 million during the three months ended December 31, 2014, an increase of 5% as compared to the three months ended December 31, 2013. This growth was primarily on account of revenues from new products launched between January 1, 2014 and December 31, 2014, partially offset by our reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers in Germany.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the three months ended December 31, 2014 were Rs.6,112 million, an increase of 21% as compared to the three months ended December 31, 2013. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

increased sales of active pharmaceutical ingredients during the three months ended December 31, 2014, primarily attributable to certain new products launched between January 1, 2014 and December 31, 2014 and increased sales volumes of existing products, partially offset by the net impact of changes in sales prices of existing products, all of which increased our PSAI segment’s revenues by approximately 6%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by approximately 15%.

During the three months ended December 31, 2014, we filed 14 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of December 31, 2014 were 720, including 215 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.22,352 million during the three months ended December 31, 2014, representing 58.2% of our revenues for that period, as compared to Rs.21,391 million during the three months ended December 31, 2013, representing 60.5% of our revenues for that period.

The following table sets forth, for the period indicated our gross profits by segment:

	Three months ended December 31,
	2014			2013
	Gross Profit (Rs. in millions)		% of Segment Revenue	Gross Profit (Rs. in millions)		% of Segment Revenue
Global Generics	Rs.	20,881	65.9%	Rs.	20,051	68.2%
Pharmaceutical Services and Active Ingredients		1,050	17.2%		795	15.7%
Proprietary Products		322	83.4%		432	90.4%
Others		99	41.1%		113	28.1%

Total	Rs.	22,352	58.2%	Rs.	21,391	60.5%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 65.9% during the three months ended December 31, 2014 from 68.2% during the three months ended December 31, 2013. This decrease was largely attributable to the impact of changes in our existing business mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

The gross profits from our PSAI segment increased to 17.2% during the three months ended December 31, 2014, from 15.7% during the three months ended December 31, 2013. This increase was primarily due to an increase in sales of products with higher gross profit margins during the three months ended December 31, 2014.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.11,151 million during the three months ended December 31, 2014, an increase of 12% as compared to Rs.9,945 million during the three months ended December 31, 2013. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

impairment losses of Rs.509 million during the three months ended December 31, 2014 as compared to a reversal of impairment losses of Rs.497 million during the three months ended December 31, 2013, which increased our selling, general and administrative expenses by approximately 10%;

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 1%; and

•	increased other costs, which increased our selling, general and administrative expenses by approximately 1%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 29.0% during the three months ended December 31, 2014 from 28.1% during the three months ended December 31, 2013.

Research and development expenses

Our research and development expenses were Rs.4,316 million during the three months ended December 31, 2014, an increase of 45% as compared to Rs.2,979 million during the three months ended December 31, 2013. Our research and development expenses increased to 11.2% of our total revenues during the three months ended December 31, 2014 from 8.4% of our total revenues during the three months ended December 31, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Other (income)/expense, net

Our net other income was Rs.341 million during the three months ended December 31, 2014, as compared to a net other income of Rs.177 million during the three months ended December 31, 2013.

Finance (expense)/income, net

Our net finance income was Rs.1,013 million during the three months ended December 31, 2014 as compared to a net finance income of Rs.15 million during the three months ended December 31, 2013. The increase in net finance income was due to the following:

•

profit on sale of investments of Rs.211 million during the three months ended December 31, 2014, as compared to profit on sale of investments of Rs.37 million during the three months ended December 31, 2013;

•	net interest income of Rs.136 million during the three months ended December 31, 2014, as compared to net interest expense of Rs.85 million during the three months ended December 31, 2013; and

•	net foreign exchange gain of Rs.666 million during the three months ended December 31, 2014, as compared to net foreign exchange gain of Rs.63 million during the three months ended December 31, 2013.

Profit before tax

As a result of the above, our profit before tax was Rs.8,286 million during the three months ended December 31, 2014, a decrease of 5% as compared to Rs.8,705 million during the three months ended December 31, 2013.

Tax expense

Our consolidated weighted average tax rates during the three months ended December 31, 2014 and 2013 were 30.7% and 29% respectively. The effective tax rate during the three months ended December 31, 2014 was higher as compared to the three months ended December 31, 2013 primarily on account of a higher proportion of our profits being taxed in jurisdictions with higher tax rates.

Tax expense was Rs.2,541 million during the three months ended December 31, 2014, as compared to Rs.2,521 million during the three months ended December 31, 2013.

Profit for the period

As a result of the above, our net profit was Rs.5,745 million during the three months ended December 31, 2014, representing 15.0% of our total revenues for such period, as compared to Rs.6,184 million during the three months ended December 31, 2013, representing 17.5% of our total revenues for such period.

Section B:

Nine months ended December 31, 2014 compared to the nine months ended December 31, 2013

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Nine months ended December 31,
	2014			2013
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	109,485	100.0%	Rs.	97,361	100.0%	12%
Gross profit		64,182	58.6%		55,879	57.4%	15%
Selling, general and administrative expenses		32,503	29.7%		28,476	29.2%	14%
Research and development expenses		12,304	11.2%		8,417	8.6%	46%
Other (income)/expense, net		(791)	-0.7%		(1,189)	-1.2%	-33%
Results from operating activities		20,166	18.4%		20,175	20.7%	0%
Finance (expense)/income, net		1,915	1.7%		236	0.2%
Share of profit of equity accounted investees, net of tax		151	0.1%		126	0.1%	20%
Profit before tax		22,232	20.3%		20,537	21.1%	8%
Tax expense		5,242	4.8%		3,841	3.9%	36%
Profit for the period	Rs.	16,990	15.5%	Rs.	16,696	17.1%	2%

Revenues

Our overall consolidated revenues were Rs.109,485 million during the nine months ended December 31, 2014, an increase of 12% as compared to Rs.97,361 million during the nine months ended December 31, 2013.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	Nine months ended December 31,
	2014			2013
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	89,563	82%	Rs.	77,846	80%	15%
Pharmaceutical Services and Active Ingredients		18,042	16%		17,333	18%	4%
Proprietary Products		990	1%		1,222	1%	-19%
Others		890	1%		960	1%	-7%

Total	Rs.	109,485	100%	Rs.	97,361	100%	12%

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.89,563 million during the nine months ended December 31, 2014, an increase of 15% as compared to Rs.77,846 million during the nine months ended December 31, 2013.

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 10% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 17% resulting from increased sales volumes of existing products; and

•	a decrease of approximately 12% resulting from the net impact of changes in sales prices of products in this segment.

North America: Our Global Generics segment’s revenues from North America (United States and Canada) during the nine months ended December 31, 2014 were Rs.47,568 million, an increase of 18% as compared to Rs.40,338 million during the nine months ended December 31, 2013. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues increased by 16% in the nine months ended December 31, 2014 as compared to the nine months ended December 31, 2013.

The following table sets forth, during the nine months ended December 31, 2014, products launched in North America:

Product	Innovator’s Brand	Innovator
Eszopliclone	Lunesta®	Seprocor
Fenofibrate capsules	Antara®	Ethyopharm
Paricalcitol	Zemplar®	Abbott
Duloxetine delayed release capsules	Cymbalta®	Eli Lilly
Levalbuterol hydrochloride	Xopenex®	Sunovion Pharmaceuticals
Sirolimus	Rapamune®	Pfizer
Docetaxel	Taxotere®	Sanofi
Fexo D12	Allegra D12®	Sanofi
Fluconazole	Diflucan®	Pfizer
Valganciclovir	Valcyte®	Roche

Further, during December 2014, we acquired from Novartis Consumer Health Inc. the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights, and we began marketing the product in the United States.

India: Our Global Generics segment’s revenues from India were Rs.13,126 million during the nine months ended December 31, 2014, an increase of 13% as compared to the nine months ended December 31, 2013. During the nine months ended December 31, 2014, we launched 15 new brands in India. According to IMS Health in its Moving Annual Total report for the nine months ended December 31, 2014, our secondary sales in India grew by 10.1% during such period, as compared to the India pharmaceutical market’s growth of 11% during such period.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) during the nine months ended December 31, 2014 were Rs.24,017 million, an increase of 16% as compared to the nine months ended December 31, 2013.

Russia: Our Global Generics segment’s revenues from Russia were Rs.12,290 million during the nine months ended December 31, 2014, a decrease of 3% as compared to the nine months ended December 31, 2013. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 15% during the nine months ended December 31, 2014 as compared to the nine months ended December 31, 2013. Our over-the-counter (“OTC”) division’s revenues from Russia during the nine months ended December 31, 2014 were 36% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding initiatives.

According to IMS Health, as per its report for the nine months ended December 31, 2014, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the nine months ended December 31, 2014 was as follows:

	Nine months ended December 31, 2014
	Dr. Reddy’s		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	8.00%	-1.95%	13.70%	3.47%
Over-the-counter (OTC)	16.66%	9.42%	12.40%	-0.13%
Total (Rx + OTC)	10.88%	0.61%	13.01%	0.86%

As per the above refrenced IMS Health report, our volume-based market share during the nine months ended December 31, 2014 and during the nine months ended December 31, 2013 was as follows:

	Nine months ended December 31,
	2014	2013
Prescription (Rx)	4.86%	5.13%
Over-the-counter (OTC)	0.62%	0.57%
Total (Rx + OTC)	1.82%	1.82%

Other Countries of former Soviet Union: Our Global Generics segment’s revenues from other countries of the former Soviet Union were Rs.2,136 million during the nine months ended December 31, 2014, a decrease of 20% as compared to the nine months ended December 31, 2013.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.9,593 million during the nine months ended December 31, 2014, an increase of 78% as compared to the nine months ended December 31, 2013. The growth was primarily attributable to our revenue growth in Venezuela.

Europe: Our Global Generics segment’s revenues from Europe were Rs.4,851 million during the nine months ended December 31, 2014, a decrease of 7% as compared to the nine months ended December 31, 2013.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the nine months ended December 31, 2014 were Rs.18,042 million, an increase of 4% as compared to the nine months ended December 31, 2013. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this increase was largely attributable to:

•

increased sales of active pharmaceutical ingredients during the nine months ended December 31, 2014, primarily attributable to certain new products launched between January 1, 2014 and December 31, 2014 and increased sales volumes of existing products, partially offset by the net impact of changes in sales prices of existing products, all of which increased our PSAI segment’s revenues by approximately 6%; and

•	decreased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which decreased our PSAI segment’s revenues by approximately 2%.

Gross Profit

Our total gross profit was Rs.64,182 million during the nine months ended December 31, 2014, representing 58.6% of our revenues for that period, as compared to Rs.55,879 million during the nine months ended December 31, 2013, representing 57.4% of our revenues for that period.

	Nine months ended December 31,
	2014			2013
	Gross Profit (Rs. in millions)		% of Segment Revenue	Gross Profit (Rs. in millions)		% of Segment Revenue
Global Generics	Rs.	59,089	66.0%	Rs.	51,093	65.6%
Pharmaceutical Services and Active Ingredients		3,996	22.2%		3,486	20.1%
Proprietary Products		832	84.0%		1,119	91.6%
Others		265	29.8%		181	19.0%

Total	Rs.	64,182	58.6%	Rs.	55,879	57.4%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment increased to 66.0% during the nine months ended December 31, 2014 from 65.6% during the nine months ended December 31, 2013. This increase was largely attributable to the impact of changes in our existing business mix (i.e., an increase in the proportion of sales of higher gross margin products and a decrease in the proportion of sales of lower gross margin products).

The gross profits from our PSAI segment increased to 22.2% during the nine months ended December 31, 2014, from 20.1% during the nine months ended December 31, 2013. This increase was primarily due to an increase in sales of products with higher gross profit margins during the nine months ended December 31, 2014.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.32,503 million during the nine months ended December 31, 2014, an increase of 14% as compared to Rs.28,476 million during the nine months ended December 31, 2013. After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•	increased personnel costs, due to annual raises and new recruitments, which increased our selling, general and administrative expenses by approximately 5%;

•

impairment losses of Rs.509 million during the nine months ended December 31, 2014, as compared to a reversal of impairment losses of Rs.497 million during the nine months ended December 31, 2013, which increased our selling, general and administrative expenses by approximately 4%; and

•

increased sales and marketing costs, due to expenditures towards select brand building activities in “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, and certain other countries from our “Rest of the World” markets, primarily Venezuela, South Africa and Australia) and India, which increased our selling, general and administrative expenses by approximately 2%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 29.7% during the nine months ended December 31, 2014 from 29.2% during the nine months ended December 31, 2013.

Research and development expenses

Our research and development costs were Rs.12,304 million during the nine months ended December 31, 2014, an increase of 46% as compared to Rs.8,417 million during the nine months ended December 31, 2013. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Other (income)/expense, net

Our net other income was Rs.791 million during the nine months ended December 31, 2014, as compared to net other income of Rs.1,189 million during the nine months ended December 31, 2013. Our net other income for the nine months ended December 31, 2013 included an amount of Rs.431 million from the resolution of litigation associated with the sale of one of our generic products in North America.

Finance (expense)/income, net

Our net finance income was Rs.1,915 million during the nine months ended December 31, 2014, as compared to net finance income of Rs.236 million during the nine months ended December 31, 2013. The increase in net finance income was attributable to:

•	net foreign exchange gain of Rs.1,385 million during the nine months ended December 31, 2014, as compared to net foreign exchange gain of Rs.293 million during the nine months ended December 31, 2013;

•	net interest income of Rs.72 million during the nine months ended December 31, 2014, as compared to net interest expense of Rs.144 million during the nine months ended December 31, 2013; and

•

profit on sale of investments of Rs.458 million during the nine months ended December 31, 2014, as compared to profit on sale of investments of Rs.87 million during the nine months ended December 31, 2013.

Profit before tax

As a result of the above, our profit before tax was Rs.22,232 million during the nine months ended December 31, 2014, an increase of 8% as compared to Rs.20,537 million during the nine months ended December 31, 2013.

Tax expense

Our consolidated weighted average tax rates during the nine months ended December 31, 2014 and 2013 were 23.6% and 18.7%, respectively. The effective tax rate during the nine months ended December 31, 2013 was lower primarily as a result of favorable order from the Income Tax Appellate Tribunal, Hyderabad on a previously litigated tax matter.

Tax expense was Rs.5,242 million during the nine months ended December 31, 2014, as compared to Rs.3,841 million during the nine months ended December 31, 2013.

Profit for the period

As a result of the above, our net profit was Rs.16,990 million during the nine months ended December 31, 2014, representing 15.5% of our total revenues for such period, as compared to Rs.16,696 million during the nine months ended December 31, 2013, representing 17.1% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, making investments, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. We borrowed U.S.$220 million during the year ended March 31, 2012, which is to be repaid in eight quarterly installments beginning in December 2014. We also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning in February 2018. These loans were obtained primarily to repay some of our then existing short term and long term borrowings and to meet our anticipated capital expenditures over the near term. As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	Nine months ended December 31,
	2014		2014		2013
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$	234	Rs.	14,772	Rs.	11,375
Investing activities		(135)		(8,539)		43
Financing activities		(131)		(8,236)		3,569

Net increase/(decrease) in cash and cash equivalents	U.S.$	(32)	Rs.	(2,003)	Rs.	14,987

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included approximately Rs.22,346 million in available credit under revolving credit facilities with banks as of December 31, 2014. We had no other material unused sources of liquidity as of December 31, 2014.

Operating Activities

The net result of operating activities was a cash inflow of Rs.14,772 million for the nine months ended December 31, 2014, as compared to a cash inflow of Rs.11,375 million for the nine months ended December 31, 2013.

During the nine months ended December 31, 2014, our earnings before interest expense/income, profit/loss on sale of investments, tax expense, depreciation and amortization (“Adjusted EBITDA”) was Rs.28,107 million, out of which Rs.15,859 million was used towards increased working capital requirements. Such increase in working capital requirements primarily resulted from an increase in our trade receivables in an amount of Rs.9,194 million and an increase in our inventories in an amount of Rs.7,630 million. The increase in our trade receivables was primarily due to an increase in the proportion of sales made to customers with longer credit periods in the United States. The increase in our inventories was primarily to support the increased sales of our existing products as well as launches of new products.

During the nine months ended December 31, 2013, our Adjusted EBITDA was Rs.25,237 million, out of which Rs.11,556 million was used towards increased working capital requirements. Such increase in working capital requirements primarily resulted from an increase in our inventories by an amount of Rs.3,492 million and an increase in our other assets and liabilities by an amount of Rs.4,716 million. The increase in our inventories was primarily to support the increased sales of our existing products as well as launches of new products. The increase in working capital from other assets and liabilities was primarily as a result of:

•

an increase in our payment of tender rebates during the nine months ended December 31, 2013 to the various statutory healthcare insurance (“SHI”) funds in Germany related to contracts procured in competitive bidding tenders; and

•

an increase in various balances and receivables from governmental authorities in India during the nine months ended December 31, 2013. The various balances and receivables from governmental authorities primarily represent amounts receivables from the excise, value added tax and customs authorities of India and the unutilized excise input credits on purchases and are included in our “other current assets”. This increase was primarily due to delayed payment from the statutory authorities during the nine months ended December 31, 2013.

Our average days’ sales outstanding (“DSO”) as at December 31, 2014, September 30, 2014 and March 31, 2014, computed based on the sales for the three months ended December 31, 2014, September 30, 2014, and March 31, 2014, were 96 days, 97 days and 86 days, respectively. The increase in our DSO was primarily due to an increase in proportion of sales made to customers with longer credit periods in the United States.

Investing Activities

Our investing activities resulted in a net cash outflow of Rs.8,539 million for the nine months ended December 31, 2014, as compared to a net cash inflow of Rs.43 million for the nine months ended December 31, 2013. This increase in net cash outflow of Rs.8,582 million was primarily due to:

•

an amount of Rs.5,097 million paid for acquisition from Novartis Consumer Health Inc. of the title and rights to its Habitrol® brand (an over-the-counter nicotine replacement therapy transdermal patch) and related U.S. marketing rights during the nine months ended December 31, 2014;

•

a net decrease in proceeds from redemption of investments in mutual funds and fixed deposits having an original maturity of more than three months by Rs.4,628 million during the nine months ended December 31, 2014, as compared to the nine months ended December 31, 2013; and

•

a net decrease in amounts spent on property, plant and equipment by Rs.1,141 million during the nine months ended December 31, 2014, as compared to the nine months ended December 31, 2013. The amount spent on property, plant and equipment during the nine months ended December 31, 2013 included Rs.1,150 million (excluding taxes and duties) spent on assets acquired from Ecologic Chemicals Limited.

Financing Activities

Our financing activities resulted in a net cash outflow of Rs.8,236 million for the nine months ended December 31, 2014, as compared to a net cash inflow of Rs.3,569 million for the nine months ended December 31, 2013.

During the nine months ended December 31, 2014, we paid dividends (including dividend distribution taxes) of Rs.3,587 million, and repaid short term borrowings and long term borrowings amounting to Rs.2,222 million and Rs.1,809 million, respectively. In comparison, during the nine months ended December 31, 2013, we paid dividends (including dividend distribution taxes) of Rs.2,985 million, borrowed Rs.9,391 million (U.S.$150 million) pursuant to a long term loan for the purpose of our ongoing capital investments and repaid short term borrowings amounting to Rs.2,843 million.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of December 31, 2014:

Debt	Principal Amount			Currency	Interest Rate
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Packing credit borrowings (short term)	U.S.$	170	Rs.10,733	USD EURO RUB	LIBOR + 25 to 40 bps LIBOR + 20 bps 7.75% to 9.80%
Other short term borrowings		86	5,439	EURO	LIBOR + 90 bps
Long-term borrowings		358	22,572	USD GBP	LIBOR + 100 to 179 bps LIBOR + 130 bps

ITEM 4. OTHER MATTERS

Venezuela operations

Our Venezuela operations are primarily restricted to the import by our subsidiary, Dr. Reddy’s Venezuela, C.A. of pharmaceutical products from the parent company and sale of such products in Venezuela.

During March 2014, the Venezuelan government expanded the number of foreign exchange mechanisms, resulting in three different rates of exchange. As at December 31, 2014, these were the official rate of 6.3 Venezuelan bolivar (“VEF”) per U.S. dollar, which is applied for health and food imports as published by the Centro Nacional de Comercio Exterior (“CENCOEX”); the SICAD I rate at approximately 12 VEF per U.S. dollar; and the SICAD II rate at approximately 50 VEF per U.S. dollar.

As per the existing laws in Venezuela, payments towards the importation of pharmaceutical products qualify for the official rate of 6.3 VEF per U.S. dollar, and we have been receiving approvals from the CENCOEX at such official rate. Accordingly, we continue to use the official rate of 6.3 VEF per U.S. dollar for the purpose of consolidation of the financial statements of our Venezuelan subsidiary.

As on December 31, 2014, our Venezuelan subsidiary had approximately $32 million payable to the parent company towards the importation of pharmaceutical products.

If circumstances change such that a devaluation of the official rate occurs, or if payments towards the importation of pharmaceutical products no longer qualify for the official rate, or if we conclude that it would be appropriate to use a SICAD rate, it could result in a significant impact on our future revenues and results of operations.

Letter from the United States Congress seeking certain information on increase in generic drug prices

On October 2, 2014, two members of the United States Congress wrote to us requesting information and expressing concern over the “escalating prices” of two products, divalproex sodium ER and pravastatin sodium, marketed by us in the United States. We subsequently responded to this letter and clarified, among other things, that: (a) we launched divalproex sodium ER on August 19, 2013 and have not implemented a price increase on this product since then; and (b) we sold pravastatin sodium in the United States only during the time period of January 1, 2012 to August 20, 2012, during which time period we did not increase the price of this product.

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, we received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information for the period of time between January 1, 1995 and the date of the CID. The CID includes a broad range of requests for information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products. We subsequently communicated with the Texas AG, at which time they requested a sample of certain transactional data pertaining to one calendar quarter requested in the CID, and we agreed to provide such sample transactional data to the Texas AG no later than February 20, 2015.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, we received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of 15 products. A set of five interrogatories related to pricing practices has been served as well. We have communicated with the California AG, and we are working with them in tandem with the Texas AG in order to avoid duplication of efforts in providing the voluminous data requested.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Independent Auditors’ Report on Review of Unaudited Condensed Consolidated Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: February 16, 2015	By:	/s/ Sandeep Poddar
Name: Sandeep Poddar
Title: Company Secretary